(858) 458-3031 and (202) 551-1840

teriobrien@paulhastings.com

brandonbortner@paulhastings.com

August 24, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Mitchell Austin
Ms. Jan Woo Ms. Rebekah Lindsey Ms. Kathleen Collins

Re:	AvidXchange Holdings, Inc. Draft Registration Statement on Form S-1 Submitted July 15, 2021 CIK No. 0001858257

Ladies and Gentlemen:

On behalf of our client, AvidXchange Holdings, Inc. (the “Company”), we are hereby confidentially submitting an amendment (“Submission No. 2”) to the Draft Registration Statement on Form S-1 previously submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”) on July 15, 2021 (the “Draft Submission”). Submission No. 2 has been revised in response to comments from the staff of the Commission (the “Staff”) relating to the Draft Submission received by letter dated August 13, 2021 (the “Comment Letter”) and by telephone from Mr. Mitchell Austin on August 18, 2021.

For ease of review, we have set forth below each of the numbered comments in the Comment Letter in italics followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

As previously discussed, in response to the Staff’s oral comments, the Company has moved the CEO letter to the top of page 26 (after the Prospectus Summary), removed the reference to $145 billion in spend under management from the graphics on e-pages 4 and 5, and added the relevant time period for each of the remaining metrics presented in the graphics on e-pages 4 and 5. In addition, as discussed with Ms. Rebekah Lindsey, the Company has clarified the ratio of shares received by AvidXchange, Inc. stockholders in the reorganization on pages ii, 14, and 152, and revised the disclosure on page 14 to clarify the use of AvidXchange, Inc. financial statements instead of AvidXchange Holdings, Inc. financial statements.

Paul Hastings LLP | 200 Park Avenue | New York, NY 10166

t: +1.212.318.6000 | www.paulhastings.com

August 24, 2021

Prospectus Summary, page 1

1.

You disclose that the growth of your business is dependent upon acquiring new and retaining your existing relationships with buyers and suppliers. For each period presented in your financial statements, please revise to disclose the exact number of buyers that used your solution and suppliers to which you have made payments.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 12, 74, and 101 to clarify that the growth of its business is more dependent upon the number of transactions that it processes and its total payment volume than the number of buyers and suppliers it serves.

2.

You state that in 2020 you processed approximately 53 million transactions with over $145 billion in spend under management across your platform. Please define spend under management, including an explanation of how this metric relates to revenue and how it is different from your total payment volume metric. Provide a cross-reference to your definition of transactions processed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 74, and 102 of Submission No. 2 to define the “spend under management” metric. In addition, we have included an explanation of how this metric relates to revenue and how it is different from total payment volume.

3.

You disclose that shares outstanding exclude 619,524 shares of common stock issuable upon the vesting of restricted stock units (RSUs). Please clarify whether any RSUs have met the time-based vesting provision such that they will fully vest upon completion of this offering due to the satisfaction of your liquidity performance condition. If so, please tell us how you concluded that exclusion of such shares from shares outstanding is appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 17 to clarify that the time-based vesting condition for certain of the restricted stock units that have a time-based vesting condition and a liquidity event related vesting condition was first met on February 15, 2021. Accordingly, the Company has revised page 17 of Submission No. 2 to include such vested RSUs in its count of shares of common stock that will be outstanding after the offering.

August 24, 2021

4.

We note your disclosures regarding additional common stock issuable upon conversion of senior preferred stock. Please explain in further detail the redemption and conversion features of this stock and how it will be impacted by this offering. Tell us whether any shares of convertible common stock will be issued if you redeem all of the senior preferred stock with the proceeds of the offering and, if so, explain. If not, revise to clarify the reason for the illustrative disclosures on page 18. Similarly, explain why you include an adjustment for both the redemption of senior preferred stock and the conversion of convertible preferred common stock to common stock in the pro forma column of the Capitalization table. Lastly, revise Note 10 to clarify, if true, that no shares of convertible common stock are currently outstanding as such shares will only be issued upon conversion of the senior preferred stock or explain.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that each outstanding share of senior preferred stock will convert into redeemable preferred stock and convertible common stock either prior to the offering at the option of the holder or automatically concurrent with the completion of the offering. The offering will also constitute an automatic conversion event for the convertible common stock issued upon conversion of the senior preferred stock; however, prior to completion of the offering, holders of a majority of the convertible common stock (together with holders of yet-to-be converted senior preferred stock) may provide the Company a notice of election to have the Company redeem all shares of convertible common stock outstanding immediately after the senior preferred stock automatic conversion event. To the extent such holders do not provide a notice of redemption, all convertible common stock will automatically convert into the Company’s common stock concurrent with the completion of the offering.

Regardless of whether the shares of convertible common stock are redeemed or converted into common stock upon consummation of the offering, the redemption price per share or number of shares of common stock issuable upon conversion, as applicable, will depend upon the initial public offering price of the Company’s common stock. The redeemable preferred stock issuable upon conversion of the senior preferred stock is redeemable at the option of the Company. The senior preferred stock does not provide the Company a redemption feature and, therefore, any redemptions by the Company will only apply to the redeemable preferred stock or convertible common stock issuable upon conversion of the senior preferred stock, and all shares of convertible common stock will be issued upon conversion of the senior preferred regardless of a subsequent redemption of the redeemable preferred stock or convertible common stock by the Company.

The Company advises the Staff that as of June 30, 2020, no shares of senior preferred stock had been converted, i.e., no shares of redeemable preferred stock or convertible common stock were outstanding. The Company further advises the Staff that, prior to consummating

August 24, 2021

the offering, as a result of the redemption election notice requirement, the Company will have determined whether holders of convertible common stock have elected to have such shares redeemed or to allow for conversion of the same into common stock in connection with the offering. Accordingly, prior to commencing the roadshow for the offering, the Company intends to clarify the related disclosure in the preliminary prospectus to provide investors with a sensitivity analysis with respect to the shares of common stock issuable upon conversion of the convertible common stock or aggregate redemption price of the convertible common stock.

5.

Please clarify whether the holders of your senior preferred stock retain the option to convert their shares into convertible common shares or receive a cash payment in addition to converting into redeemable preferred stock. Also, clarify whether convertible common shareholders may elect to receive a cash payment in lieu of shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 16, 17, 18, 20, 61, 68, 70, 71, 72, F-36 and F-62 of Submission No. 2 to clarify that the holders of the Company’s senior preferred stock do not have the option to convert such shares into the right to receive a cash payment in lieu of their conversion into redeemable preferred stock and convertible common stock of the Company, and that the shares of convertible common stock issuable upon conversion of the senior preferred stock will automatically convert in connection with the offering if not redeemed prior to the offering.

Summary Consolidated Financial and Other Data, page 19

6.

Please revise to include pro forma balance sheet and per share information demonstrating the changes to your equity structure that will occur upon completion of this offering. Please also include a reconciliation of the various adjustments impacting your pro forma per share calculations, such as the conversion of preferred stock, the exercise of warrants and the vesting of RSUs upon the offering. Refer to Article 11-01(a)(8) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the consolidated balance sheet data on page 20 of Submission No. 2 to include a “Pro Forma as Adjusted” column in response to the Staff’s comment. The Company has also added footnotes to the consolidated balance sheet data to reflect the various adjustments impacting the Company’s pro forma and pro forma as adjusted presentations.

August 24, 2021

Certain Non-GAAP Financial Measures, page 20

7.

Your measure of unlevered free cash flow appears to exclude net cash interest payments. Please remove this adjustment as charges that require cash settlement cannot be excluded from a non-GAAP liquidity measure per Item 10(e)(1)(ii)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has removed the references to “unlevered free cash flow” on pages 21, 24, and 73 of Submission No. 2.

In connection with our financial statement close process…, page 35

8.

Please revise to clarify what remains to be contemplated in your remediation plan, if anything. Also, if the material weakness has not been fully remediated, revise to disclose your estimate of how long it will take to complete your plan and any material costs you have, or expect to be, incurred.

Response: The Company acknowledges the Staff’s comment and has revised the description of its remediation plan in the risk factor on page 42 of Submission No. 2 in response to the Staff’s comment.

Market and Industry Data, page 61

9.

You state that you have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. As this statement may imply an inappropriate disclaimer of responsibility with respect to the third party information, please either delete this statement or specifically state that you are liable for such information.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 67 of Submission No. 2 to remove the statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

10.

We note your references throughout the filing to software, payment and services revenue and the impact of these individual revenue streams on your metrics and results of operations. Please consider including a breakdown of revenue for each period presented in the forepart of the filing to add context to your disclosures here.

Response: The Company acknowledges the Staff’s comment and has added tabular disclosure on page 76 of Submission No. 2 to set forth a breakdown of the revenue sources for each period.

August 24, 2021

Our Business and Revenue Model, page 70

11.

You disclose that your net transactions processed rate demonstrates both retention and expansion of existing customers. However, your metric excludes customers who left between the periods over which you calculate this measure. In this regard, you state this metric excludes transactions by customers which were not customers in both periods. In light of this, please revise to disclose the reasons why you believe this measure demonstrates retention of customers. Also, disclose this metric for your interim periods as well as your annual periods. Refer to SEC Release No. 33-10751.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 76 of Submission No. 2 to clarify that the “net transactions processed rate” illustrates retention of transaction volume rather than retention of the number of customers from one year to the next.

Certain Non-GAAP Financial Measures, Page 73

12.

Please revise your tabular presentation to present the comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 22, 23, and 80 of Submission No. 2 in response to the Staff’s comment.

Comparison of the Three Months Ended March 31, 2021 and 2020, page 78

13.

Please revise your cost of revenue discussion to quantify the two remaining factors contributing to the increase in expenses during the reported periods. Clarify the nature of the reconciliation reserve and discuss whether this type of expense is expected to be ongoing. Refer to Item 303(a) of Regulation S-K

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 85 of Submission No. 2 in response to the Staff’s comment. The Company notes the Staff’s comment and respectfully advises the Staff that the discussion comparing operating results for the six months ended June 30, 2021 and 2020 takes into consideration this request to quantify each significant component of the changes noted. As the Company’s reconciliation reserve did not contribute to the change in the Company’s cost of revenue for the six months ended June 30, 2021 as compared to the same period in the prior year, it has not been included in the related description.

August 24, 2021

Critical Accounting Policies and Estimates

Common Stock and Derivative Instrument Valuation, page 91

14.

Please provide us with a breakdown of the share-based compensation awards granted to date in fiscal 2021, including the number of shares awarded at each grant date and the fair value of the underlying common stock used to value such awards. To the extent there were significant fluctuations in the fair values between valuations, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology used to value such award. To the extent there were any significant award grants after the most recent balance sheet date, please ensure you include a quantified discussion of such awards in your subsequent event footnote. Refer to ASC 855-10-50-2.

Response: The Company acknowledges the Staff’s comment and has set forth below a table that discloses the Company’s share-based compensation awards granted to date in fiscal year 2021, sorted by grant date and fair market value.

Awards Granted by Date and Fair Market Value
	Fair Market Value at Grant Date
Grant date	$48.44	$50.74	Total
Incentive Stock Options (ISOs)
2/19/2021	509,539		509,539
2/24/2021	10,040		10,040
6/23/2021		6,250	6,250
7/1/2021		3,940	3,940

ISOs Total	519,579	10,190	529,769

Non-Qualified (NQ) Stock Options
7/1/2021		31,842	31,842

NQ Stock Options Total		31,842	31,842

Restricted Stock Units (RSUs)
2/19/2021	215,250		215,250
2/24/2021	161,593		161,593
3/24/2021	20,834		20,834
6/23/2021		24,374	24,374
7/1/2021		39,968	39,968

RSUs Total	397,677	64,342	462,019

Grand Total	917,256	106,374	1,023,630

August 24, 2021

The Company’s board of directors (“Board”) has historically determined the fair value per share of the Company’s common stock with input from management, taking into account independent common stock valuation reports (“Valuation Reports”) from an independent professional third-party valuation firm commissioned by the Board. Such Valuation Reports were obtained for purposes of complying with Section 409A of the Internal Revenue Code of 1986, as amended, and for purposes of recording stock-based compensation in accordance with ASC 718, Compensation–Stock Compensation. Each Valuation Report was performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, including the Company’s historical performance, financial condition and prospects, the value of companies that the Company considers peers, recent private stock sale transactions, the economic and competitive environment, the rights, preferences, and privileges of the Company’s preferred stock, and the likelihood and timing of achieving a liquidity event, such as an initial public offering (“IPO”). The Board relied, in part, upon each of the Valuation Reports summarized in the table below.

Valuation Report Date	Fair Value per Share of Common Stock on Date of Valuation Report
November 30, 2020	$48.44
May 31, 2021	$50.74

For equity awards granted on February 19, 2021, February 24, 2021 and March 24, 2021 the Company relied, in part, on the Valuation Report as of November 30, 2020, and for the equity awards granted on June 23, 2021 and July 1, 2021, the Company relied, in part, on the Valuation Report as of May 31, 2021, in each case due to the close proximity in time of the relevant valuation date. The Board also concluded in each case that no material changes had occurred in the business since the date of the relevant Valuation Report for the purposes of assessing the fair market value of the Company’s common stock.

In arriving at its best judgment of the fair market value of its common stock at each applicable grant date, the Board considered, in addition to the most recent Valuation Report, among other things, a capital asset pricing model and weighted average cost of capital analysis of comparable companies with publicly-traded equity, a discounted cash flow analysis based on projections

August 24, 2021

from management, the most recent transactions in the Company’s common stock, a Black-Scholes option pricing model, discounts for a lack of marketability of the Company’s common stock, and a hybrid valuation allocation method that weighed the probability of a public sale of the Company or an IPO and management’s best estimate of when those transactions might occur.

The increase in the Board’s assessment of the fair value of the Company’s common stock between February 19, 2021 and June 23, 2021 is most attributable to the Company’s recent financial performance, then-current market sentiment and the recent market prices of publicly traded common stock of comparable companies, the Company having taken several steps towards the completion of a potential IPO, including reengaging with underwriters and holding its IPO organizational meeting, and the successful completion or near completion of IPOs for a number of technology companies, suggesting a favorable market for companies similar to the Company in executing and completing initial public offerings.

Our Business, page 94

15.

We note that 50% of your total revenues in 2020 were derived from interchange fees earned on payment transactions processed from one virtual commercial card service provider. Please disclose the name of this service provider and summarize the material terms of your material agreements with this provider. Additionally, please file your material agreements with this provider. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. The Company has revised the disclosure on page 96 of Submission No. 2 in response to the Staff’s comment to refer to Comdata Inc. and will file the relevant agreement as an exhibit.

Principal Stockholders, page 145

16.

Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities, including Caisse de dépôt et placement du Québec and Ossa Investments Pte. Ltd.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 155 in response to the Staff’s comment.

Description of Capital Stock Exclusive Forum, page 154

17.

Disclosure here states that with respect to any derivative action or proceeding brought on your behalf to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, the exclusive forum will be the federal district courts of the United

August 24, 2021

States of America. Disclosure in the risk factor on page 55 states that the exclusive forum provision does not apply to Exchange Act claims. Please revise to reconcile these disclosures. Additionally, in light of the federal exclusive forum provision for Securities Act claims and the fact that Section 22 of the Securities Act provides for concurrent jurisdiction for such claims, please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 60, 61, and 162 of Submission No. 2 in response to the Staff’s comment.

Consolidated Financial Statements Note 3. Revenue from Contracts with Customers, page F-20

18.	In your results of operations you disclose that Software revenue is recorded net of incentives. Please describe for us what these incentives consist of and how you account for them.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the incentives netted against software revenue have been insignificant historically and were approximately $0.3 million in each of the years ended December 31, 2020 and 2019. We believe they will continue to be insignificant in the future. Incentives are cash amounts paid to customers to incentivize them to sign a contract or renewal with us, as well as promotional discounts to the stated contract price. We account for such cash payments and discounts under ASC 606-10-32-25, Consideration Payable to a Customer. As incentives are insignificant to the software revenue, the Company has amended the software revenue description to remove the “net of incentives” language on page 76 of Submission No. 2.

19.

We note that payment revenue includes interest income received from buyer customer deposits held during the payment clearing process and fees charged for Invoice Accelerator, which appears to be an arrangement where you advance funds to suppliers before you receive them from buyers. Please separately tell us the amount of interest income and Invoice Accelerator revenues recorded for each reported period. Also, tell us how you concluded these revenues were in the scope of ASC 606. Refer to ASC 606-10-15-2.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company earns interest income from buyer customer deposits held during the payment clearing process. We earn a fee from Invoice Accelerator arrangements where we advance funds to our customers’ suppliers prior to receiving payment from our buyer customers. During the years ended December 31, 2020 and 2019, interest income was $3.6 million and $5.4 million, respectively, and Invoice Accelerator fee revenue was $2.5 million and $1.8, respectively. We believe these amounts are immaterial to total revenue and that they will continue to be immaterial in the near future. We will monitor these revenue streams and adjust disclosures if they become material to our total revenue.

August 24, 2021

Exhibits

20.	Please file the FT Partners Engagement Letter as an exhibit. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that it intends to file the amended and restated engagement letter with FT Partners as an exhibit.

General

21.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company acknowledges the Staff’s comment and will provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act.

22.	We note that you are a holding company. Please include a diagram that presents your post-offering organizational structure.

Response: The Company acknowledges the Staff’s comment and has included an organizational chart on page 14 of Submission No. 2 in response to the Staff’s comment.

*    *    *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at (858) 458-3031 (teriobrien@paulhastings.com) or Brandon Bortner (202) 551-1840 (brandonbortner@paulhastings.com) of this firm at with any questions or comments regarding this correspondence.

August 24, 2021

Sincerely,

/s/ Teri O’Brien
Teri O’Brien of PAUL HASTINGS LLP

Enclosures

cc:	(via e-mail)

Michael Praeger, Chief Executive Officer, AvidXchange Holdings, Inc.

Ryan Stahl, General Counsel, Senior Vice President, AvidXchange Holdings, Inc.

Teri O’Brien, Esq., Paul Hastings LLP

Brandon J. Bortner, Esq., Paul Hastings LLP

David Ambler, Esq., Cooley LLP